UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  #_1_)

     Celtrix  Pharmaceuticals,  Inc.
     (Name  of  Issuer)

     Common  Stock,  $0.01  par  value
     (Title  of  Class  of  Securities)

       151186103
     (CUSIP  Number)

          Dawson-Samberg Capital Management, Inc., 354 Pequot Ave. Southport CT 06490 Attn: Amiel M. Peretz 203/254-0091
     (Name,  Address  and  Telephone  Number  of  Person
     Authorized  to  Receive  Notices  and  Communications)

     January  1,  1998
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  1,755,688

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  1,755,688

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person 1,755,688

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  8.3%

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  PRIVATE  EQUITY  PARTNERS, LLC

     IRS  Identification  No.  of  Above  Person  06-1469967
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  0

     10          Shared  Dispositive  Power    0

11          Aggregate  Amount  Beneficially  Owned  by Each Reporting Person 0

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11      0%

14          Type  of  Reporting  Person  OO

ITEM  1.    SECURITY  AND  ISSUER

     This Statement relates to the Common Stock, $.01 par value, (the "Shares") of Celtrix Pharmaceuticals, Inc. ("CTRX") a Delaware Corporation. CTRX's principal executive office is located at 3055 Patrick Henry Drive, Santa Clara, CA 95054-1815.

     In reliance of Rule 13d-a(b)(1)(ii)(E), Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg") will hereafter be filing a short form statement on Schedule 13G annually in lieu of Schedule 13D or any amendments thereto covering the securities that are the subject of this report.

ITEM  2.    IDENTITY  AND  BACKGROUND

     This statement is being filed on behalf of Dawson-Samberg, a Connecticut corporation and Pequot Private Equity Partners, LLC ("Equity Partners") a limited liability company formed under the laws of Delaware (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of Dawson-Samberg are Messrs. Jonathan T. Dawson, Arthur J. Samberg and Amiel M. Peretz, the directors are Messrs. Dawson and Samberg and Ms. Sheila J. Clancy, and the controlling shareholders are Messrs. Dawson and Samberg (collectively, the "Executive Officers, Directors and Controlling Persons"). The principal business of Equity Partners is to serve as the general partner of Pequot Private Equity Fund, L.P. ("Private Equity"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments, and to serve as investment manager of Pequot Offshore Private Equity Fund, Inc. ("Offshore Private Equity") a corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are both members of Equity Partners. The business address of the Reporting Persons and the Executive Officers, Directors and Controlling Persons is 354 Pequot Avenue, Southport, CT 06490.

     Neither of the Reporting Persons nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither of the Reporting Persons nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities or laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     No  Change.


ITEM  4.    PURPOSE  OF  TRANSACTION

     No  Change.


ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     As of the date hereof, Dawson-Samberg beneficially owns in the aggregate 1,755,688 Shares. These Shares represent approximately 8.3% of the 21,061,053 Shares the Reporting Persons believe to be outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of all of the 1,755,688 Shares. Equity Partners does not currently have the power to vote, direct the vote, dispose and direct the disposition of the 1,640,688 Shares which were the subject of the original filing by Equity Partners as Private Equity and Offshore Private Equity may no longer acquire such powers within 60 days. Therefore, this filing eliminates Equity Partners as a Reporting Person. There were no transactions in the Shares effected during the past 60 days by the Reporting Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            No  Change.


ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

     A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.



     After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January  23,  1998

Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Amiel  M.  Peretz
   Amiel  M.  Peretz,  Chief  Financial  Officer


Pequot  Private  Equity  Partners,  LLC


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  Member

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Amendment No. 1 to the Schedule 13D, dated January 23, 1998, relating to the Shares of CTRX shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Amiel  M.  Peretz
   Amiel  M.  Peretz,  Chief  Financial  Officer


Pequot  Private  Equity  Partners,  LLC


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  Member